UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Canterbury Park Holding Corporation

(Name of Issuer)

Common stock, $.01 par value

(Title of Class of Securities)

13811E 10 1

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 126136 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Randall D. Sampson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 263,891

	6.	Shared Voting Power 19,600

	7.	Sole Dispositive Power 263,891

	8.	Shared Dispositive Power 19,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,491

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.77%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Canterbury Park Holding Corporation
	(b)	Address of Issuer’s Principal Executive Offices 1100 Canterbury Road, Shakopee, Minnesota 55379

Item 2.
	(a)	Name of Person Filing Randall D. Sampson
	(b)	Address of Principal Business Office or, if none, Residence 1100 Canterbury Road, Shakopee, Minnesota 55379
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common stock, $.01 par value
	(e)	CUSIP Number 13811E 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Mr. Sampson beneficially owns 283,491 shares of the outstanding common stock of the Issuer, which includes: (i) 123,391 shares of common stock owned by Mr. Sampson individually; (ii) options held by Mr. Sampson and exercisable within 60 days of December 31, 2006 to purchase 140,500 shares of common stock and (iii) 9,100 shares of common stock owned by Mr. Sampson’s minor children and 10,500 shares owned jointly with Mr. Sampson’s spouse, as to each of which beneficial ownership is disclaimed.

(b)

Percent of class:

6.77% based on 4,079,386 shares of the Issuer’s common stock outstanding as of November 2, 2006 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and including all 283,491 shares that could be deemed to be beneficially owned by Mr. Sampson.

(c) Number of shares as to which the person has: The Reporting Person has the power to vote or dispose of the shares as follows:
(i) Sole power to vote or to direct the vote 263,891 (includes options held by Mr. Sampson and exercisable within 60 days of December 31, 2006 to purchase 140,500 shares of common stock).
(ii) Shared power to vote or to direct the vote 19,600
(iii) Sole power to dispose or to direct the disposition of 263,891 (includes options exercisable within 60 days of December 31, 2006 to purchase 140,500 shares)
(iv) Shared power to dispose or to direct the disposition of 19,600

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2007
Date
/s/ Randall D. Sampson
Signature
Randall D. Sampson
Name/Title